KNIGHT FULLER, INC.
                               3470 Winona Avenue
                            Burbank, California 91504


 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

                       NOTICE OF CHANGE IN THE COMPOSITION
                            OF THE BOARD OF DIRECTORS

                                 August 22, 2005


      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the stockholders of Knight Fuller, Inc., a Delaware corporation (the "Company," "we" or "KF"), not less than ten days prior to a contemplated change in a majority of its directors otherwise than at a meeting of the Company's stockholders. As such, this Information Statement is being furnished on or about August 22, 2005 to all of the holders of record as of the close of business on August 17, 2005 (the "Record Date") of the Company's common stock (the "Common Stock").

      NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

      As of the Record Date, there were 48,004,004 shares of Common Stock issued, outstanding and entitled to vote. There is no other class of capital stock currently issued and outstanding and, accordingly, entitled to vote. Each share of Common Stock is entitled to cast one vote. As indicated above, NO VOTE OR OTHER ACTION OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.


                 INFORMATION REGARDING THE CHANGE IN COMPOSTION
                            OF THE BOARD OF DIRECTORS

      On August 17, 2005, the Company acquired CenterStaging Musical Productions, Inc., a California corporation ("CenterStaging"), through a reverse triangular merger (the "Merger") of KF Merger Sub, Inc., a wholly-owned subsidiary of the Company formed for this purpose ("Merger Sub"), with and into CenterStaging. The Merger was effected pursuant to an Agreement and Plan of Merger also entered into on August 17, 2005 (the "Merger Agreement"), by and among the Company, CenterStaging, Merger Sub, the four principal shareholders of CenterStaging, Johnny Caswell, Howard Livingston, Roger Paglia and Jan Parent (collectively, the "CS Principal Shareholders"), Opus International, LLC, a Maryland limited liability company and principal stockholder of the Company ("Opus"), and Zirk Engelbrecht, a member of Opus ("Engelbrecht"). CenterStaging was the surviving corporation in the Merger and became our wholly-owned subsidiary, and Merger Sub disappeared.

      Prior to the Merger, the 81 outstanding shares of Series A Preferred Stock of KF were converted into shares of KF Common Stock at the rate of 20,000 shares of KF Common Stock for each share of Series A Preferred Stock, or a total of 1,620,000 shares. Following the conversion and immediately prior to the Merger, KF had outstanding approximately 5,524,004 shares of Common Stock.

      Pursuant to the Merger Agreement, the eight shareholders of CenterStaging received 20,000 shares of KF Common Stock for each share of CenterStaging common stock they held, or an aggregate of 42,480,000 shares of KF Common Stock. These shares represent approximately 88.5% of the KF Common Stock outstanding immediately following the Merger. This does not give effect to the future conversion of the CenterStaging Convertible Notes assumed by KF in connection with the Merger as described below. As a result of the Merger, the CS Shareholders acquired control of KF. For financial reporting purposes, CenterStaging will be deemed to be the acquirer in the Merger.

      In connection with the Merger, KF assumed approximately $7 million principal amount of convertible promissory notes of CenterStaging (the "Convertible Notes"). The Convertible Notes bear interest at the rate of 10% per annum and are due and payable on December 31, 2005 unless previously converted. The Convertible Notes are convertible into shares of KF Common Stock at the option of the holder, or CenterStaging, at any time after the conversion date, at a conversion price equal to 50% of the market price of the KF Common Stock as of the conversion date, subject to a minimum and a maximum number of conversion shares. The conversion date is the 20th trading day following the consummation of the Merger or, if we determine to effect a reverse stock split, the 20th trading day following the reverse stock split, but in no event later than 120 days from the consummation of the Merger (i.e., December 15, 2005). We presently anticipate that we will cause the Convertible Notes to be converted, in full, at or as promptly as practicable following the conversion date.

      Concurrently with the closing of the Merger on August 17, 2005, Ronald Pienaar resigned as the President and a director of KF, Stephen Hallock resigned as KF's Chief Financial Officer and Secretary, and the CS Principal Shareholders were appointed as all of the executive officers of KF as described below. Mr. Hallock, as the sole remaining director of KF, concurrently appointed Roger Paglia to fill the vacancy on the Board of Directors created by Mr. Pienaar's resignation. Mr. Hallock also tendered his resignation as a director, effective as of the expiration of the ten-day period beginning on the date of mailing of this Information Statement to the Company's stockholders. Concurrently with the effectiveness of Mr. Hallock's resignation, Mr. Paglia, as the Company's sole remaining director, intends to appoint Howard Livingston to replace Mr. Hallock, and Messrs Paglia and Livingston, as the sole directors, anticipate increasing the authorized number of directors from two to four and appointed Johnny Caswell and Jan Parent to fill the two new vacancies on the Board of Directors. As a result, and as contemplated by the Merger Agreement, the CS Principal Shareholders will then constitute all of the directors and executive officers of KF.


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

      The following table identifies our current directors and executive officers, all of whom were appointed as of or immediately following the closing of the Merger:


Name                   Age     Position
-------------------  ------    -----------------------------------------------

Roger Paglia           53      Director, Chief Executive Officer and Secretary

Johnny Caswell         64      Director and President

Jan Parent             49      Director and Senior Executive Vice President

Howard Livingston      46      Director and Chief Financial Officer


      Roger Paglia joined CenterStaging in 2004 as its Vice President. He became the Chief Executive Officer in March 2005. With over 25 years as an entertainment industry executive, Mr. Paglia has worked in both the music and motion picture industries. As a music publisher and record producer, Mr. Paglia served as president of international music publishing companies and directed the record production activities at a major entertainment company. He also founded PEC Worldwide Services, which specialized in motion picture film distribution, music distribution, post-production services and fulfillment services. PEC's clientele included all of the Walt Disney Companies, (i.e., Touchstone Pictures, Hollywood Pictures, Buena Vista Worldwide, Hollywood Records, Buena Vista Music Publishing), Aaron Spelling Productions, Sony/Tristar/Columbia Pictures, Lorimar, ABC and NBC. Most recently, Mr. Paglia founded Media and Entertainment, a publicly traded company, where he held the position of chairman and chief executive officer.

      Johnny Caswell is one of the founders of CenterStaging, and has served as a director and Vice President of CenterStaging since its inception. He became its President in March 2005.

      Jan Parent is one of the founders of CenterStaging, and has served as a director and its President from its inception until March 2005, when he became its Senior Executive Vice President.

      Howard Livingston joined CenterStaging in November 2004, as its Chief Financial Officer. He has more than 20 years of executive experience in the entertainment, distribution and manufacturing sectors. Prior to joining CenterStaging, Mr. Livingston was a senior financial executive for Warner Bros. where he played an important role in a wide variety of strategic and operating initiatives and various strategic joint ventures and corporate transactions. He was a key member of the executive committee that was responsible for the roll-out of the DVD format and the "Direct to Retail" distribution initiatives. Mr. Livingston is a certified public accountant

      There are no family relationships between any of our officers and directors. The Company does not have standing nominating, audit or compensation committees of the Board of Directors.

Compliance With Section 16(a) of The Exchange Act

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, for the fiscal year ended December 31, 2004, no person who is an


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

officer, director or beneficial owner of more than 10% of the Company's Common Stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information immediately following the Merger on August 17, 2005 regarding the KF Common Stock beneficially owned by
(i) each former CenterStaging shareholder we know to beneficially own more than 5% of the outstanding KF Common Stock; (ii) each of our new directors and executive officers; and (iii) all of our new directors and executive officers as a group. Subject to applicable community property laws, to our knowledge each person identified in the table has sole voting and investment power with respect to the shares shown as beneficially owned. Except as otherwise shown, the address of each beneficial owner is c/o Knight Fuller, Inc., 3407 Winona Avenue, Burbank, California 91504. The percent ownership shown in the table is based upon 48,004,004 shares of KF Common Stock outstanding immediately following the Merger.

                                                           Amount and Nature of
   Name                                                    Beneficial Ownership           Percent
   --------------------------------------------------    --------------------------    ---------------
   Johnny Caswell...................................               11,100,000                  23.1%
   Jan Parent.......................................               11,100,000                  23.1%
   Roger Paglia.....................................                7,400,000                  15.4%
   Howard Livingston................................                7,400,000                  15.4%
   The Roberts Family Bypass Trust..................                3,000,000                   6.2%
   All new directors and executive officers as a
       group (4 persons)(1).........................               40,000,000                  83.3%
          ---------------

      (1) Excludes Stephen Hallock, whose resignation as a director is pending, as described herein.


                             EXECUTIVE COMPENSATION

Summary Compensation

         We paid no compensation to any executive officer during the fiscal years ended December 31, 2004 or 2003. As a result of the Merger, our fiscal year has changed to the fiscal year of CenterStaging, which ends June 30 of each year.

         There are no stock option, retirement, pension, or profit sharing plans currently in effect for the benefit of our officers and directors, and no benefits under any such plan has been granted to any of our current officers or directors, except that, in connection with the Merger with CenterStaging, the Company has agreed to become party to amended and restated employment agreements


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

each of the executive officers has with CenterStaging. The agreements will each expire on June 30, 2009, unless extended. In this regard, the term of each employment agreement will be extended by one year on each anniversary of the agreement unless either party otherwise notifies the other. Under the agreements, the executive officers are entitled to the following:

      o An annual base salary of $425,000 for each of Messrs. Caswell and Parent in fiscal 2006 and $330,000 for each of Messrs. Paglia and Livingston in fiscal 2006, to be increased annually, as determined by our board of directors, but never by less than 10% a year;

      o     An annual bonus of not less than 25% of base salary;

      o Medical, dental and vision insurance, reimbursement of personal legal and accounting services up to $5,000 per year, club membership fees and dues, and term life insurance;

      o Retirement benefits payable to the executive for the duration of his life, if he retires after the later to occur of age 55 or June 30, 2009, of: (i) a monthly payment of 1/24th of the executive officer's highest year's annual salary and bonus during his employment, which payment may be deferred for up to one year if CenterStaging's weighted average available cash for a month is less than $10,000,000; and (ii) continuation of medical, dental, vision, term life and other insurance benefits;

      o If the executive's employment terminates at the end of the specified term, the executive is not entitled to any severance, but if the executive is 55 or older, the executive will be entitled to receive the retirement benefits described above;

      o If the executive's employment terminates by reason of disability, the executive is entitled to continuation of salary, bonus and benefits until the earlier of the end of the specified term or executive's death, reduced by any disability payments received under disability insurance maintained by CenterStaging;

      o If the executive's employment is terminated by executive other than for good reason or by CenterStaging for cause, executive shall not be entitled to any severance benefits (although if executive terminates after June 30, 2009, such termination will be treated as retirement for purposes of retirement benefits);

      o If the executive's relationship with KF is terminated by KF without "cause," or executive's relationship with KF is terminated by executive for "good reason," executive shall be entitled to receive until the earlier to end of the specified term or executive's death, continuation of salary, bonus and benefits, and shall be entitled to the retirement benefits specified above, commencing at the later of the end of the specified term or the date executive becomes 55; and

      o If executive's employment terminates as a result of a "change of control," executive shall be entitled to (i) a lump sum payment equal to the salary and minimum bonus that would have been payable through the end of the specified term; (ii) a continuation of


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

            medical, dental, vision, disability and life insurance benefits; and
            (iii) commencing on the later to occur of the executive's reaching the age of 55 or the end of the specified term, retirement benefits described above.

Option/SAR Grants

         No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any of our executive officers or any directors during the fiscal year ended December 31, 2004. Also, no stock options were exercised by any of our executive officers or directors in our fiscal year ended December 31, 2004.
Long-Term Incentive Plan Awards

         We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.
Compensation of Directors

         Our current directors did not receive any other compensation for serving as members of the board of directors. The Board has not implemented a plan to award options. There are no contractual arrangements with any member of the board of directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except with respect to the Merger, neither Roger Paglia, the Company's new director, or its new executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Company's capital stock, has since the beginning of the Company's fiscal year ended December 31, 2004 had any material interest in any transaction to which the Company is a party, except as follows as it relates to transactions between CenterStaging, our new wholly-owned subsidiary, and our new executive officers and directors:

         In 1997 CenterStaging borrowed $670,500 from Jan and Johnny, Inc. ("JJ"), a corporation wholly owned by Johnny Caswell and Jan Parent. The loan is evidenced by a note bearing interest at the rate of 6% per annum. Interest does not compound and accrues and becomes payable at the maturity of the note in September 2012. As required by generally accepted accounting principles, CenterStaging uses the effective interest method of valuing the note and accrued interest, which totaled $982,283 as of June 30, 2005. The effective interest rate on this note is approximately 4.37% per annum.

         In 2000 CenterStaging borrowed an additional $75,000 from each of Johnny Caswell and Jan Parent. These loans are evidenced by notes bearing interest at the rate of 10% per annum. As of June 30, 2005, the outstanding principal amount of each of these loans was $51,094, and principal and interest were due and payable on September 1, 2005.

         In 2001, CenterStaging borrowed $25,000 from each of Johnny Caswell and Jan Parent. These loans are evidenced by one-year notes bearing interest at the rate of 9.6% per annum payable monthly. These have been renewed annually and are now due and payable in November 2005.


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

         In February 2005, JJ loaned to CenterStaging an additional $700,000. This loan is evidenced by a note bearing interest at the rate of 9% per annum and maturing in February 2015.

         In July 2005, Jan Parent loaned $75,000 to CenterStaging. This loan is evidenced by a note bearing interest at the rate of 9% per annum due and payable in 2010.

         CenterStaging leases some of its soundstages and a warehouse facility from JJ. The lease provides for monthly payments of $31,500 in the year ending June 30, 2005 with a 5% escalation clause, expires in 2008, and contains a renewal option for an additional five years. Rent expense under this lease was $378,000 for the year ended June 30, 2005.

         CenterStaging has a facilities management contract with JJ pursuant to which CenterStaging manages and maintains the soundstages and warehouse it leases from JJ. This agreement's term coincides with the lease. In the year ended June 30, 2005, CenterStaging recognized fees of approximately $147,000 under the facilities management contract.

         In February 2005, CenterStaging guaranteed a loan (the "Facility Loan") in the amount of $3.15 million made to JJ and secured by the warehouse and soundstage facility leased by JJ to CenterStaging. The Facility Loan requires monthly payments of principal and interest based on a 25-year amortization schedule and is due and payable in February 2010. Of the proceeds of this loan, JJ used $1.6 million to pay off the existing loan on this facility (which loan had been guaranteed by CenterStaging) and loaned $700,000 to CenterStaging, as described above.

         As of June 30, 2005, CenterStaging had advanced $175,662 to CenterStaging Las Vegas, LLC, an entity in which Johnny Caswell has a less than 25% ownership interest. The advances were made primarily to accommodate expansion and other financing needs of this entity. Such advances bear no interest and are due on demand. Johnny Caswell has guaranteed repayment of this advance.


                                LEGAL PROCEEDING

         The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.



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